The Zweig Fund, Inc.

The Zweig Total Return Fund, Inc.

101 Munson Street

Greenfield, MA 01301-9683

October 5, 2012

United States Securities and Exchange Commission

Attn: Jeff Long

100 F Street, NE

Washington, D.C. 20549

Re:	The Zweig Fund, Inc.
Investment Company Act File No. 811-04739
The Zweig Total Return Fund, Inc.
Investment Company Act File No. 811-05620
(Each a “Fund” and together “Funds”)

Dear Mr. Long:

Pursuant to our conversation on September 19, 2012, please see the below responses, submitted on behalf of the Funds, to your three comments relating to the Funds’ financial statements. I have set forth (and underlined) each of your comments preceding our responses in the following enumerated items. We understand that the responses to these comments are to be applied to all of the Funds’ financial statements that are dated after the date of our above referenced conversation.

1.	With regard to the Funds’ balance statements, pursuant to Article 604 of Regulation S-X, please add a line item for payable Directors’ fees, if applicable. The Funds’ future balance sheet statements will break-out applicable Directors’ fees.

2.	With regard to the Funds’ financial highlights, pursuant to Item 4 in Form N-2, if a Fund shows multiple expense ratios: set forth the ratio required by the Form within the highlights; and if the registrant desires to show other expense ratios, they may be shown in a footnote to the financial highlights. In preparing the Funds’ financial highlights, it is our goal to provide shareholders and potential shareholders the most relevant information. In seeking to fulfill that goal and pursuant to ASC 946-20-50, which suggests gross ratios be either in the table or a footnote, we respectfully intend to continue to show the Net and Gross ratios within the financial highlights. We will move the disclosure of all other forms of the expense ratio to a footnote.

3.

In the Funds’ semi-annual reports, for the amount of dividends and distributions, if applicable, please estimate what the sources will ultimately be of any distributions, instead of showing all distributions and dividends being made from ordinary income. Footnote any estimate to disclose that it is an estimate and may change. For semi-annual reporting periods, the statement of changes currently discloses distribution dollars from net investment income with a footnote on the bottom of the statement disclosing the estimated sources of distribution as a percent. We also refer the reader to the inside front cover, which discloses a link to the Fund’s website for Section 19(a) notices sent out with each distribution and identifying estimated sources on a book basis. For generally accepted accounting principles, distributions should be reclassified to equal tax numbers. However, the six month period is not complete and investment changes can materially change the characterization for tax purposes. Also, tax distribution dollars can be split across multiple years and differ from total book distribution dollars in the financials based on timing.

While we believe for the above reasons that the current disclosure is sufficient, we propose to make the following change for future semi-annual reports. Distribution dollars can be split into 2 components: “Net investment income” and “In excess of net investment income” with a footnote mirroring the existing footnote and adding in additional disclosure. We believe the “in excess” label is more accurate for tax purposes on an interim basis than the line item labeled “Tax return of capital”. We also don’t want to mislead shareholders on the level of income, capital gains or return of capital. A sample footnote follows for Zweig Fund.

Sample Disclosure: Zweig Fund 6/30/2012 statement of changes

Dividends and distributions to shareholders from:

Net investment income	1,134
In excess of net investment income	11,464

Total distributions	12,598	(1)

(1)	Please note that the tax status of our distributions is determined at the end of the taxable year. However, based on interim data as of June 30, 2012, we estimate 9% of the distributions presented will represent net investment income, 18% will represent excess gain distributions which are taxed as ordinary income and 73% will represent return of capital. Also refer to the inside front cover for the Managed Distribution Plan. The amounts and sources of distributions reported in this statement are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Funds acknowledge the following:

•	Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to the foregoing, please feel free to contact me at (646) 376-5912 or by e-mail at William.Renahan@Virtus.com.

Most Sincerely,

/s/ William Renahan

William Renahan

Secretary of the Funds